Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 26, 2019 relating to the consolidated financial statements of PennyMac Mortgage Investment Trust and subsidiaries (the “Company”), which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s election to prospectively change its method of accounting for the classes of mortgage servicing rights it had accounted for using the amortization method, and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of PennyMac Mortgage Investment Trust for the year ended December 31, 2018.

/s/ Deloitte & Touche LLP

Los Angeles, California

June 14, 2019